                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                            WESTERN RESOURCES, INC.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, par value $5.00 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   959425109
                                 (CUSIP Number)

                                 Paul R. Geist
                     President and Chief Executive Officer
                            Westar Industries, Inc.
                            818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6507

                                   Copies to:
                                   ----------

                            Richard D. Terrill, Esq.
                            818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322


          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 28, 2001
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                 SCHEDULE 13D
CUSIP No. 959425109              Page 2 of 8



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Westar Industries, Inc.                               48-1092416
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (pursuant to Kansas law, as a majority owned
                          subsidiary of the Issuer, Westar Industries is not
                          entitled to vote securities of the Issuer)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,368,996
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,368,996
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     20.4%*
13
      * The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act which excludes shares held by the issuer or any subsidiary from outstanding shares. The percent is 16.9% including the shares held by Westar Industries, a subsidiary of the Issuer in outstanding shares.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 959425109              Page 3 of 8


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Western Resources, Inc.                           48-0290150
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (pursuant to Kansas law, the Company is not
                          entitled to vote its securities held by it or its
                          majority owned subsidiaries)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,368,996
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,368,996
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     20.4%*
13
      * The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act which excludes shares held by the issuer or any subsidiary from outstanding shares. The percent is 16.9% including the shares held by Westar Industries, a subsidiary of the Issuer, in outstanding shares.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP No. 959425109              SCHEDULE 13D
                                 Page 4 of 8

_________________________________________________________________
Item 1.   Security and Issuer

    This Schedule 13D relates to the common stock, par value $5.00 per share, of Western Resources, Inc. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 818 South Kansas Avenue, Topeka, Kansas 66612.

Item 2.   Identity and Background

     This statement is filed on behalf of Westar Industries, Inc., a Kansas corporation ("Westar"), and the Company. Westar is a wholly owned subsidiary of the Company. Westar and the Company together are sometimes referred to herein as the "Reporting Persons."

     Westar has investments in the monitored security and energy-related industries. The principal business address and the principal office address of Westar are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

     The Company is engaged in the production, purchase, transmission, distribution and sale of electricity, and, through its subsidiaries and investments, the delivery and sale of energy-related products and the provision of monitored security services. The principal business address and the principal office address of Western are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

     Each director and each executive officer of each of the Reporting Persons is, to the knowledge of the Reporting Persons, a citizen of the United States of America. The name, business address, present principal occupation or employment (including the name and principal business address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons are set forth in Exhibit 1 to this Schedule 13D, which is incorporated herein by reference.

     During the last five years none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their directors or executive officers has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or any of such directors or officers was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

CUSIP No. 959425109              SCHEDULE 13D
                                 Page 5 of 8

     Westar acquired shares of the Company's common stock through the conversion of $350 million of a receivable owed to Westar by the Company pursuant to an Asset Allocation and Separation Agreement dated November 8, 2000 between the Company and Westar (the "Asset Allocation Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. The shares of common stock acquired by Westar are original issue shares of the Company and the transfer of these shares is restricted under applicable securities laws.

Item 4.   Purpose of Transaction.

     On November 8, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Public Service Company of New Mexico ("PNM") and certain of PNM's subsidiaries pursuant to which PNM (or a holding company formed by PNM) will acquire the Company in a tax-free stock-for-stock merger (the "Merger") and a portion of each outstanding share of Company common stock will be converted into common stock of PNM or the holding company formed by PNM, and the remainder will be exchanged for common stock of Westar held by the Company. The Company and Westar entered into the Asset Allocation Agreement at the same time as the Merger Agreement. Among other things, the Asset Allocation Agreement permits a receivable owed by the Company to Westar to be converted into certain securities of the Company. At the closing of the merger, any of these securities then owned by Westar will be converted into securities of PNM or the holding company formed by PNM.

     Westar will continually review its ownership in the Company and may decide to make additional purchases of common stock or other securities of the Company in the future by converting the remaining balance of the receivable pursuant to the terms of the Asset Allocation Agreement or by making purchases in the open market, subject to its evaluation of the Company's business, prospects and financial condition, the market for the common stock of the Company, other opportunities available to Westar, general economic conditions, money and stock market conditions and other future developments.

     At any time, Westar may change its intention with respect to the acquisition and/or retention of the shares of common stock of the Company, and may increase, decrease or entirely dispose of its holdings of common stock of the Company, although Westar currently has no intention to do so.

     Westar does not currently have any specific plans or proposals with respect to the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may take actions related to any such matters in the future.

Item 5.   Interest in Securities of the Issuer.

CUSIP No. 959425109              SCHEDULE 13D
                                 Page 6 of 8


     (a) Based on information provided by the Company, the Company had 70,588,778 shares of common stock outstanding as of February 28, 2001, excluding the shares issued to Westar as a result of conversion of the receivable. The aggregate number of shares beneficially owned is 14,368,996, representing 20.4% of the outstanding shares. The percent is calculated pursuant to Section 13(d)(4) of the Securities and Exchange Act which excludes shares held by the issuer or any subsidiary from outstanding shares. The percent is 16.9% including the shares held by Westar in outstanding shares.

     As described in Item 6, Westar has the right to acquire additional securities of the Company pursuant to the Asset Allocation Agreement.

     (b)

     1.  Sole power to vote or to direct vote:                        0

                                         (pursuant to Kansas law, as a majority
                                         owned subsidiary of the Issuer, Westar
                                         is not entitled to vote securities of
                                         the Issuer)

     2.  Shared power to vote or to direct vote:                      0

     3.  Sole power to dispose or to direct the disposition:    14,368, 996

     4.  Shared power to dispose or to direct disposition:            0

     (c) Except as described herein, no transactions were effected during the past sixty days in shares of Issuer.

     (d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 959425109              SCHEDULE 13D
                                 Page 7 of 8


     Westar and the Company are parties to the Asset Allocation Agreement, a copy of which is attached as Exhibit 2, pursuant to which Westar may pay cash to the Company as an increase in the amount of the receivable or as consideration for the purchase of certain securities of the Company or Westar. Any remaining outstanding balance of the receivable is required to be converted at the effective time of the Merger into certain securities of the Company consistent with the terms of the Merger Agreement. The maximum aggregate value of common stock and convertible preference shares of the Company that may be purchased by Westar pursuant to Section 3.2(a) of the Merger Agreement may not exceed $641,000,000.

Item 7.   Material to be Filed as Exhibits

    Exhibit No.   Description

       1.         Directors and Executive Officers of the Reporting Persons
       2.         Asset Allocation Agreement
       3.         Merger Agreement
       4.         Joint Filing Agreement

CUSIP No. 959425109              SCHEDULE 13D
                                 Page 8 of 8


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 12, 2001                WESTAR INDUSTRIES, INC.

                                    By: /s/ Greg A. Greenwood
                                            Name:  Greg A. Greenwood
                                            Title: Secretary and Treasurer


Date: March 12, 2001                WESTERN RESOURCES, INC.

                                    By: /s/ Larry D. Irick
                                            Name:  Larry D. Irick
                                            Title: Corporate Secretary